EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13D/A to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

EQUAL TALENT INVESTMENTS LIMITED

By: /s/ Tracy Gia Yunn Tsoi
          Tracy Gia Yunn Tsoi, Director

/s/ Tracy Gia Yunn Tsoi
Tracy Gia Yunn Tsoi